                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |     May 31, 1997 |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [X] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:       June 30, 1998                  | SEC FILE NUMBER  |
                      ------------------------------------  | 1-6339           |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |    XXXXXX XX X   |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================
 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

          Greate Bay Casino Corporation
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Full Name of Registrant


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Former Name if Applicable

          c/o Sands Hotel & Casino, Indiana Avenue at Brighton Park, 9th Floor
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Address of Principal Executive Office (Street and Number)

          Atlantic City, New Jersey 08401
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City, State and Zip Code


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)


                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                SEC 1344 (11-91)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              John C. Hull                    609               441-0704
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                          Greate Bay Casino Corporation
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 14, 1998                   By  /s/ John C. Hull
    ----------------------------------    --------------------------------------
                                           John C. Hull, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                         GREATE BAY CASINO CORPORATION
                           ATTACHMENT TO FORM 12b-25


Part III

  The Registrant's quarterly report on Form 10-Q will be filed as soon as is reasonably practicable following the prescribed due date. Additional time is necessary in order to provide a complete and accurate report.

Part IV

  (3) The Registrant expects to report a significant change in its consolidated results of operations from the corresponding periods of the prior year. On January 5, 1998, three of the Registrant's subsidiaries, including Greate Bay Hotel and Casino, Inc., the Registrant's most significant operating subsidiary, filed petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of New Jersey. As a result of the Chapter 11 filings, the Registrant's control over the filing subsidiaries is subject to the supervision of the Bankruptcy Court and the Registrant does not expect to be in control of such subsidiaries after reorganization. Accordingly, the operations of the filing subsidiaries are now accounted for under the equity method of accounting. Also, the accrual of interest on the first mortgage indebtedness of the filing subsidiaries has been suspended.

       Primarily for the reasons cited above, the Registrant expects to report significant changes in its consolidated operating results compared to the corresponding periods of the prior fiscal year. The following table summarizes such changes:

                              THREE MONTHS ENDED           SIX MONTHS ENDED
                                   JUNE 30,                    JUNE 30,
                           -------------------------   ------------------------
                              1998          1997          1998        1997
                           -----------  ------------   ----------  ------------

Net revenues               $ 2,149,000   $68,164,000   $4,631,000  $136,438,000
Income from operations       1,143,000     4,893,000    2,542,000    12,147,000
(Loss) income before
  taxes and other items     (2,144,000)   (3,327,000)     133,000    (5,575,000)